FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

October 23, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"OCTOBER 6-03"	NR:03-08

LUMINA REPORTS PASHPAP COPPER RESOURCES

Lumina Copper Corp. announces the receipt of a technical report on its 100% owned Pashpap property in central Peru from AMEC Peru S.A. (AMEC). The Pashpap property contains an Andean type “porphyry copper” hydrothermal system that has at least five porphyry centres and a skarn zone. A relevant historic mineral resource estimate for one of the porphyry centres, El Bronce, determined prior to the application of National Instrument 43-101, is 101.4 Million Tonnes at 0.64% Cu and 0.049% Mo.

Anthony Floyd, President & CEO said “Pashpap is a perfect fit for Lumina. The property, which was acquired by staking, hosts a cluster of porphyries with one significant copper and molybdenum resource and four outstanding under-explored targets. When you are acquiring defined resources with blue sky at low cost what more can you ask for.”

Copper mineralization was first recognized on the Pashpap property in 1914. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda. A total of 10,954 metres of diamond drilling in 51 holes has been completed on the property targeting porphyry style mineralization, while an additional 19 holes totaling 5,061 metres has been collared on, or just west of the property boundary targeting polymetallic skarn mineralization.

Robert Cinits, P.Geo an employee of AMEC served as the Qualified Person responsible for the preparation of the Pashpap Technical Report as defined in National Instrument 43-101 and AMEC’s third party opinion as to compliance by Lumina with National Instrument 43-101 with respect to disclosure of resource estimates at Pashpap.  AMEC reviewed the above historic mineral resource estimate, which was completed by Homestake in 1976 on the porphyry mineralization at the El Bronce zone, however AMEC did not complete an audit or re-estimation of the mineral resources. The Homestake estimate was manually done and utilized a section polygonal method. AMEC considers this historical mineral resource estimate to be relevant, although AMEC cannot confirm its reliability. The historic mineral resource estimates properly disclosed by Lumina are summarized in the following table.

Method	Category	Cut Off Grade % Cu	Metric Tonnes Millions	Cu %	Mo %
Sectional Polygonal	Unclassified	0.4	101.4	0.64	0.049

Four other early stage porphyry targets occur on the property, hosted within the Pashpap Intrusive Complex. Several untested anomalies have been defined at each of these targets through previous programs of geological mapping, rock chip sampling, and/or geophysics.  Three of the porphyry targets have moderate IP/resistivity anomalies, which are coincident with areas mapped as porphyry with moderate to strong phyllic and/or potassic hydrothermal alteration and stockwork fracturing and/or surface geochemical anomalies. The fourth target area has not been tested by geophysics, but has been mapped as a stockwork fractured porphyry with evidence of strong leaching and the potential of supergene enriched copper mineralization at depth. Lumina intends to seek a third party to advance exploration of this promising copper property.

“A Perpetual Call on Copper”

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
Clive Massey, Investor Relations
Signed: “Anthony Floyd”	cmassey@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM
"OCTOBER 10-03"	NR:03-09

LUMINA CLARIFIES PASHPAP HISTORICAL COPPER RESOURCES

Lumina Copper Corp. announces the receipt of a technical report on its 100% owned Pashpap property in central Peru from AMEC (Peru) S.A. (“AMEC”). The Pashpap property contains an Andean type “porphyry copper” hydrothermal system that has at least five copper-molybdenum mineralized porphyry centres and a polymetallic skarn zone. The most advanced of these targets is the El Bronce Porphyry, which was extensively explored during the 1960’s and 1970’s by Homestake, resulting in the discovery of a significant copper and molybdenum resource.

Anthony Floyd, President & CEO said “Pashpap is a perfect fit for Lumina. The property, which was acquired by staking, hosts a cluster of porphyries with one significant copper and molybdenum resource and four outstanding under-explored targets.”

Copper mineralization was first recognized on the Pashpap property in 1914. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda. A total of 10,954 metres of diamond drilling in 51 holes  were completed on the property targeting porphyry style mineralization, while an additional 19 holes totaling 5,061 metres  were collared on, or just west of the property boundary targeting polymetallic skarn mineralization.

Robert Cinits, P.Geo an employee of AMEC served as the Qualified Person responsible for the preparation of the Pashpap Technical Report as defined in National Instrument 43-101 and AMEC’s third party opinion as to compliance by Lumina with National Instrument 43-101 with respect to disclosure of historical mineral resource estimates at Pashpap.

The Homestake mineral resource estimate on the El Bronce Porphyry was a manual estimate that utilized a cross section polygonal method, with individual sections spaced 100 metres apart.  The estimate incorporated the results of 41 approximately 100 metre spaced diamond drill holes, covering an area of approximately 200 m by 750 m, which were drilled during the late 1960’s and early 1970’s. Drill holes were assayed for copper and molybdenum with samples of reasonable lengths collected  over the entire length of each hole.  The weighted average of the mineralized intervals were calculated to estimate the average grade of the resource blocks. The historical mineral resource estimate as reported by Homestake in 1976, prior to the application of National Instrument 43-101, is 101.4 Million Tonnes grading 0.64% Cu and 0.049% at a 0.40% Cu cut-off. These resources were reported in a mineral reserve category, however based on current CIM reporting standards they would not meet a classification of reserves, since economic, recovery, and dilution and other modifying factors have not been applied.  AMEC reviewed the above historic mineral resource estimate, however did not complete an audit or re-estimation of the mineral resources. The completion of AMEC’s proposed work program in their Technical Report will confirm the appropriate resource classification as per current CIM reporting definitions.

While the parameters and methodology used to produce the estimate, as reported by Homestake, appear to be reasonable, the Homestake drill logs and reports did not specify the analytical methods used to assay the core and there is no mention of a QA/QC program that might have been in place during the drill sampling program.  The drill core is no longer intact to verify these old results.  Three twinned drill holes completed by Peruvian exploration company, Buenaventura, during 1996 also intersected significant copper and molybdenum mineralization at El Bronce, but at lower grades than those reported by Homestake. A detailed QA/QC program was not in place for this program of hole twinning, and as such the differences between the two sampling campaigns remains inconclusive.  Based on the above findings AMEC considers this historical mineral resource estimate to be relevant, although AMEC cannot confirm its reliability. In their Technical Report, AMEC has recommended to Lumina that a program of drill hole twinning be completed at El Bronce in an attempt to verify the old drill hole sample database, prior to a re-classification or re-estimation of the resources according to current CIM reporting definitions.

NEWS RELEASE
TSX-V: LUM

Four other early stage porphyry targets occur on the property, hosted within the Pashpap Intrusive Complex. Several untested anomalies have been defined at each of these targets through previous programs of geological mapping, rock chip sampling, and/or geophysics.  Three of the porphyry targets have moderate IP/resistivity anomalies, which are coincident with areas mapped as porphyry with moderate to strong phyllic and/or potassic hydrothermal alteration and stockwork fracturing and/or surface geochemical anomalies. The fourth target area has not been tested by geophysics, but has been mapped as a stockwork fractured porphyry with evidence of strong leaching and the potential of supergene enriched copper mineralization at depth. Lumina intends to seek a third party to advance exploration of this promising copper property.

“A Perpetual Call on Copper”

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
Clive Massey, Investor Relations
Signed: “Anthony Floyd”	cmassey@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM
"OCTOBER-17-03"	NR:03-10

LUMINA APPOINTS VICE PRESIDENT, CORPORATE DEVELOPMENT

Lumina Copper is pleased to announce that it has appointed David M. Strang as Vice President, Corporate Development.  Mr. Strang will be responsible for corporate relations; land, property and project management; and property and business valuations and development.

Mr. Strang has a degree from Stanford University in Applied Earth Sciences.  Most recently he was employed with a major U.S.-based mining industry advisory firm, focused on valuation issues relevant to mining operations, exploration and mineral reserves for acquisition, corporate structuring and financing.

The Company has issued 150,000 stock options exercisable at a price of $3.20 and has cancelled 90,000 stock options granted earlier this year at a price of $1.65.

- END -

“A Perpetual Call on Copper”

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
Clive Massey, Investor Relations
Signed: “Anthony Floyd”	cmassey@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM
"OCTOBER 20-03"	NR:03-11

LUMINA ACQUIRES REGALITO PORPHYRY COPPER DEPOSIT IN CHILE

Lumina Copper Corp. (“Lumina”) has signed an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra to acquire 100% of the Regalito Copper property, consisting of 4158 hectares located in the 3rd region of Chile.   Anthony Floyd, President & CEO of Lumina said “Regalito hosts a large Andean type “porphyry copper” deposit that contains a significant amount of supergene and oxide copper mineralization that is open in all directions.“

Copper mineralization was first recognized on the Regalito property in the early 1980’s. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, Niugini Mining and BHP. A total of 6,717 metres of reverse circulation and diamond drilling in 65 holes has been completed on the property.

In 1995 BHP completed a relevant historic resource estimate on the porphyry mineralization at Regalito. The estimate by BHP was based on 65 holes and calculated the resources using the MEDSYSTEM.  The historic mineral resource estimate as reported by BHP prior to the application of National Instrument 43-101 was as follows:

Category	Cut off % Cu	Tonnes Millions	Grade % Cu
Proven	0.3	27.9	0.554
Probable	0.3	85.6	0.511
Possible	0.3	30.0	0.478
Inferred	0.3	56.3	0.472
Total	0.3	199.8	0.501

These resources were reported in categories which do not conform to current CIM reporting standards. However, based on the Company's knowledge of the historical resource proven is equivalent to “measured”, probable is equivalent to “indicated” and possible and inferred would equate to the current “inferred” category. Lumina has not done the work necessary to verify the classification of this resource and therefore is not treating them as a National Instrument 43-101 defined resource verified by a Qualified Person.  As such, the historical estimate should not be relied upon. Robert Cinits, P.Geo an employee of AMEC has been retained as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101.

The terms of the acquisition are that Lumina shall make payments totaling $900,000 over an 8 year period and take responsibility for concession maintenance payments.  Lumina has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, Lumina will pay a minimum of $200,000 in respect of the payments described above for that year.  After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, Lumina will pay $200,000 per year until commercial production commences.  And after commercial production commences, Lumina will pay a Net Smelter Royalty of between 1 and 3% depending on the price of copper.  Lumina is entitled to recover a portion of its payments above as an offset against the Net Smelter Royalty.

NEWS RELEASE
TSX-V: LUM

Lumina Copper’s asset base has now grown to eight deposits in four mining friendly countries; Canada, Peru, Argentina and Chile.

The aforementioned transaction is subject to the approval of the TSX Venture Exchange. The TSX Venture exchange does not accept responsibility for the adequacy or accuracy of this release.

“A Perpetual Call on Copper”

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
Clive Massey, Investor Relations
Signed: “Anthony Floyd”	cmassey@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041